Exhibit (a)(1)(i)

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

August 14, 2026

Dear Franklin Lexington Private Markets Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Franklin Lexington Private Markets Fund (the “Fund”). If you are not interested in having the Fund repurchase your shares or a portion of your shares in the Fund (“Shares”) valued as of September 30, 2026, please disregard this notice and take no action.

The tender offer period will begin on August 14, 2026 and will end at 4:00 p.m., Eastern Time, on September 14, 2026 at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to shareholders of the Fund that hold Shares. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Shares or a portion of your Shares for repurchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by Ultimus Fund Solutions, LLC (“Ultimus”) no later than September 14, 2026. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

If you would like to tender all or a portion of your Shares, you should complete, sign and either mail or otherwise deliver the Letter of Transmittal to: Franklin Templeton, c/o Ultimus Fund Solutions, LLC, PO Box 46707, Cincinnati, OH 45246—0707 so that it is received before 4:00 p.m., Eastern Time, on September 14, 2026.

If you would like to tender all or a portion of your Shares, and your Shares are held through a financial intermediary, such as a financial adviser, custodian, broker/dealer, or other nominee (each, a “Financial Intermediary”), please ask your Financial Intermediary to submit the Letter of Transmittal on your behalf. You may be charged a transaction fee for this service by your Financial Intermediary. Please consider any processing time that may be needed prior to the Offer Expiration Date. Each Financial Intermediary may establish its own specific deadline for receipt of completed tender request materials from its clients. If you invest in the Fund through a Financial Intermediary, please allow for additional processing time as the Letter of Transmittal must ultimately be received by Ultimus no later than 4:00 p.m., Eastern Time, on September 14, 2026.

Clients of Morgan Stanley Smith Barney LLC are instructed to contact your financial advisor/private wealth advisor to complete the electronic form. Morgan Stanley Smith Barney LLC’s financial advisor/private wealth advisor should submit such completed electronic form to their order entry system by 4:00 p.m. Eastern time at least two days prior to September 14, 2026.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or contact your Financial Intermediary.

Sincerely,

Franklin Lexington Private Markets Fund